UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OMNICARE, INC.
(Name of Subject Company (Issuer))

OMNICARE, INC. (Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

3.25% Convertible Senior Debentures due 2035
(Title of Class of Securities)

681904AL2
(CUSIP Number of Class of Securities)

John L. Workman
Executive Vice President and Chief Financial Officer
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
Morton A. Pierce, Esq.
Michelle B. Rutta, Esq.
1301 Avenue of the Americas
New York, New York 10019
Phone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$498,750,000	$35,561

*
Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 3.25% Convertible Senior Debentures due 2035 (the “Debentures”) assuming that $525,000,000 aggregate principal amount of outstanding Debentures are purchased at a price of $950 per $1,000 principal amount.

**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,561	Filing Party:	Omnicare, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	November 17, 2010

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and restated, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 17, 2010 by Omnicare, Inc. (“Omnicare” or the “Company”), in connection with its offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $525,000,000 aggregate principal amount of Omnicare’s outstanding 3.25% Convertible Senior Debentures due 2035 (the “Debentures”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 4.   Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offers.

The section titled “Terms of the Offer—Conditions to the Offer” of the Offer to Purchase is amended and supplemented by the following information:

The Financing Condition (as set forth on the front cover of the Offer to Purchase) has been satisfied as of December 7, 2010. In satisfaction of the Financing Condition, on December 7, 2010, the Company issued $575,000,000 aggregate principal amount of 3.75% Convertible Senior Subordinated Notes due 2025 (the “New Convertible Notes”), reflecting the exercise in full of the underwriters' over-allotment option and resulting in net proceeds to the Company of approximately $560 million after deducting the underwriters’ discounts and estimated transaction expenses. The terms and conditions of the New Convertible Notes are set forth in the Subordinated Debt Securities Indenture, dated as of June 13, 2003, as supplemented by the Seventh Supplemental Indenture, dated as of December 7, 2010, by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee (the “Indenture”). The Offer remains subject to the satisfaction of the other conditions set forth in the Offer to Purchase.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company's Securities. This Item 5(e) is hereby amended and supplemented as follows:

The Company has entered into the following agreement in connection with other securities of the Company:

(12)
Seventh Supplemental Indenture governing the 3.75% Convertible Senior Subordinated Notes due 2025, including the form of 3.75% Convertible Senior Subordinated Notes due 2025, dated December 7, 2010, by and among Omnicare Inc., the guarantors named therein and U.S. Bank National Association, filed as Exhibit 4.2 to Omnicare’s Current Report on Form 8-K dated December 7, 2010, is hereby incorporated by reference.

A description of the Indenture is set forth under Items 1.01 and 2.03 of the Company’s Current Report on Form 8-K dated December 7, 2010 and is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

(b)	Conditions.

(d)	Borrowed Funds.

The section titled “Source and Amount of Funds” of the Offer to Purchase is amended and supplemented by the information set forth under Items 1.01 and 2.03 of the Company’s Current Report on Form 8-K dated December 7, 2010 and is incorporated herein by reference.

Item 11.   Additional Information.

(b)	Other Material Information.

The third paragraph in section of the Offer to Purchase titled “Available Information and Incorporation of Documents by Reference” is amended and supplemented by adding the following at the end of the paragraph:

•  Current Reports on Form 8-K filed December 6, 2010 and December 7, 2010.

Item 12.   Exhibits.

Item 12 is hereby amended and supplemented to add the following:

Exhibit
Number                                                                 Description of Document
(d)(37)
Seventh Supplemental Indenture governing the 3.75% Convertible Senior Subordinated Notes due 2025, including the form of 3.75% Convertible Senior Subordinated Notes due 2025, dated December 7, 2010, by and among Omnicare, Inc., the guarantors named therein and U.S. Bank National Association, filed as Exhibit 4.2 to Omnicare’s Current Report on Form 8-K dated December 7, 2010, is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Omnicare, Inc

By: /s/    John L. Workman
Name:           John L. Workman
Title:           Executive Vice President and Chief Financial Officer

Dated:           December 7, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated November 17, 2010.
(a)(1)(B)*	Form of Letter of Transmittal, including IRS Form W-9.
(a)(5)*	Press Release Regarding Offer, dated November 17, 2010.
(b)	None.
(d)(1)
Indenture, dated as of December 15, 2005, by and among the Company, Omnicare Purchasing Company, LP, as guarantor and the Trustee (including the Form of Convertible Debenture), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(2)
Restated Certificate of Incorporation of Omnicare, Inc., as amended, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 27, 2003.

(d)(3)	Third Amended and Restated Bylaws of Omnicare, Inc., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed with the SEC on December 23, 2008.
(d)(4)	Annual Incentive Plan for Senior Executive Officers is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(d)(5)	1992 Long-Term Stock Incentive Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2002.
(d)(6)	1995 Premium-Priced Stock Option Plan is hereby incorporated by reference from Appendix A of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 1995.
(d)(7)	1998 Long-Term Employee Incentive Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 30, 1999.
(d)(8)
Amendment to 1998 Long-Term Employee Incentive Plan, effective November 26, 2002, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 27, 2003.

(d)(9)	Director Stock Plan for Members of the Compensation and Incentive Committee is hereby incorporated by reference from the Registration Statement on Form S-8 filed with the SEC on December 14, 2001.
(d)(10)	Director Compensation Program Update is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.
(d)(11)	Omnicare, Inc. 2004 Stock and Incentive Plan is hereby incorporated by reference from Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2009.
(d)(12)
Amended and Restated Omnicare, Inc. Excess Benefit Plan is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(13)	Form of Stock Option Award Letter is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on December 1, 2004.

(d)(14)
Employment Agreement with John L. Workman, dated as of October 21, 2009 is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010.

(d)(15)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Joel F. Gemunder is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(16)
Separation Agreement, effective as of July 31, 2010, among Omnicare, Inc. and Cheryl D. Hodges is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(17)
Employment Agreement with James D. Shelton, dated September 17, 2010, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on October 28, 2010.

(d)(18)	Form of Restricted Stock Award Letter (Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year December 31, 2009, filed with the SEC on February 25, 2010.
(d)(19)
Form of Restricted Stock Award Letter (Employees Other Than Officers) is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010.

(d)(20)
Employment Agreement with Jeffrey M. Stamps, dated as of June 1, 1999, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(21)
Amendment to Employment Agreement with  Jeffrey M. Stamps, dated as of December 29, 2008, is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 26, 2009.

(d)(22)
Amendment to Employment Agreement between Jeffrey M. Stamps and Omnicare, Inc., dated April 11, 2009, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed April 16, 2009.

(d)(23)
Separation and Consulting Agreement, dated June 29, 2010, among Omnicare, Inc., Omnicare Management Company, MMD Professional Services, LLC and Patrick E. Keefe, is hereby incorporated by reference from Omnicare’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 5, 2010.

(d)(24)	Summary of Non-Employee Director Compensation is hereby incorporated by reference from Omnicare’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005.
(d)(25)
Letter Agreement, dated February 21, 2008, by and among Omnicare, Inc., ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed on May 20, 2005.

(d)(26)
Subordinated Debt Securities Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(27)
First Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(28)
Second Supplemental Indenture, dated as of June 13, 2003, between Omnicare, Inc. and SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(29)
Third Supplemental Indenture, dated as of March 8, 2005, between Omnicare, Inc. & SunTrust Bank, as Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(d)(30)
Fourth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2013 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(31)
Fifth Supplemental Indenture, dated as of December 15, 2005, by and among the Company, the guarantors named therein and the Trustee (including the Form of 2015 Note), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed December 16, 2005.

(d)(32)
Guarantee Agreement of Omnicare, Inc. relating to the Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, dated as of June 13, 2003, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed June 16, 2003.

(d)(33)	Amended and Restated Trust Agreement of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.
(d)(34)
Guarantee Agreement of Omnicare, Inc. relating to the Series B 4.00% Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust II, dated as of March 8, 2005, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed March 9, 2005.

(d)(35)
Sixth Supplemental Indenture, dated as of May 18, 2010, by and among the Company, the Guarantors named therein and the Trustee (including the form of 7.75% Senior Subordinated Note due 2020), is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(d)(36)
Second Supplement to the Fourth Supplemental Indenture, dated as of May 18, 2010, by and between the Company and the Trustee, is hereby incorporated by reference from Omnicare’s Current Report on Form 8-K filed May 21, 2010.

(d)(37)
Seventh Supplemental Indenture governing the 3.75% Convertible Senior Subordinated Notes due 2025, including the form of 3.75% Convertible Senior Subordinated Notes due 2025, dated December 7, 2010, by and among Omnicare, Inc., the guarantors named therein and U.S. Bank National Association, filed as Exhibit 4.2 to Omnicare’s Current Report on Form 8-K dated December 7, 2010, is hereby incorporated by reference.

(g)	None.
(h)	None.
*  Previously filed on Schedule TO